VAN DER BILT LABS LLC

(a Delaware limited liability company)

Unaudited Financial Statements

For the inception period from October 17, 2024 through
December 31, 2024



INDEPENDENT REVIEW REPORT

March 31, 2025

To: Board of Directors, VAN DER BILT LABS LLC

Re: 2024 inception period - Financial Statement Review

We have reviewed the accompanying financial statements of VAN DER BILT LABS LLC (a limited liability company organized in Delaware) (the "Company"), which comprise the balance sheets as of December 31, 2024, and the related statements of income, members' equity/deficit, and cash flows for the inception period from October 17, 2024 through December 31, 2024, and the related notes to the financial statements.

A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.



Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in the Notes to the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Sincerely,

IndigoSpire CPA, PC

IndigoSpire CPA, PC
San José, CA

VAN DER BILT LABS LLC
BALANCE SHEET
As of December 31, 2024
See Independent Review Report and Notes to the Financial Statements
UNAUDITED

	December 31, 2024
ASSETS	
Current Assets	
None	$ 0
Total current assets	0
Total Assets	$ 0
LIABILITIES AND MEMBERS' EQUITY	
Current Liabilities	
Due to affiliate	$ 0
Total Current Liabilities	0
Total Liabilities	0
MEMBERS' EQUITY	
Membership interest	0
Retained deficit	0
Total Members' Equity	0
Total Liabilities and Members' Equity	$ 0

VAN DER BILT LABS LLC
STATEMENT OF OPERATIONS
For the inception period from October 17, 2024 through December 31, 2024
See Independent Review Report and Notes to the Financial Statements
UNAUDITED

	October 17, 2024 – December 31, 2024
Revenue	$ 0
Operating expenses	
General and administrative	0
Total operating expenses	0
Net Operating Income (Loss)	0
Tax (provision) benefit	0
Net Income (Loss)	$ 0

VAN DER BILT LABS LLC
STATEMENT OF MEMBERS' EQUITY / (DEFICIT)
For the inception period from October 17, 2024 through December 31, 2024
See Independent Review Report and Notes to the Financial Statements
UNAUDITED

	Membership interest	Retained Deficit	Total Members' Equity / (Deficit)
Balance as of October 17, 2024	$ 0	$ 0	$ 0
Net income		0	0
Balance as of December 31, 2024	$ 0	$ 0	$ 0

VAN DER BILT LABS LLC
STATEMENT OF CASH FLOWS
For the inception period from October 17, 2024 through December 31, 2024
See Independent Review Report and Notes to the Financial Statements
UNAUDITED

	October 17, 2024 – December 31, 2024
Operating Activities	
Net Income (Loss)	$ 0
Adjustments to reconcile net income (loss) to net cash provided by operations:	
None	0
Changes in operating asset and liabilities:	
None	0
Net cash received / (used) in operating activities	0
Investing Activities	
None	0
Net cash received / (used) in investing activities	0
Financing Activities	
Funding from affiliate for start-up costs	0
Net cash received / (used) financing activities	0
Net change in cash and cash equivalents	0
Cash and cash equivalents at beginning of period	0
Cash and cash equivalents at end of period	$ 0

NOTE 1 – NATURE OF OPERATIONS

VAN DER BILT LABS LLC (which may be referred to as the "Company", "we," "us," or "our") was organized as a limited liability company on October 17, 2024 ("Inception") in Delaware. It is currently operating as a development-stage company intending to raise capital to develop, primarily, online direct-to-consumer channels of innovative and high quality nutritional supplements made in Germany. The Company also will sell health beneficial microalgae under an exclusive global license from the owner of the intellectual property.

Since Inception, the Company has exclusively relied on funding from an affiliate company for covering start-up expenses. As of December 31, 2024, the Company produces negative cash flow from operations and may incur additional losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern (see Note 3) unless it can raise capital. During the next twelve months, the Company intends to fund its operations by continuing its crowdfunding campaign (see Note 8) and the continued funding from an affiliate company. If the Company cannot secure additional capital to acquire the assets, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). In the opinion of management, all adjustments considered necessary for the fair presentation of the financial statements for the years presented have been included.

The Company will use December 31 as a reporting year end.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties
The Company's business and operations are sensitive to general business and economic conditions in the United States and other countries that the Company operates in. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company does not yet, but will maintain its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2024, the Company had not yet formed and funded a bank account.

Fixed and Intangible Assets

Property and equipment is recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors.

As of December 31, 2024 the Company had not yet acquired any assets.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Any deferred tax items of the Company have been fully valued based on the determination of the Company that the utilization of any deferred tax assets is uncertain.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

Revenue Recognition
The Company recognizes revenue in accordance with ASC 606 when it has satisfied the performance obligations under an arrangement with the customer reflecting the terms and conditions under which products or services will be provided, the fee is fixed or determinable, and collection of any related receivable is probable. ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

The Company has not yet recorded any revenue.

Cost of Revenue
Cost of revenue consists primarily of hosting costs, merchant and credit card processing fees, consulting costs, and compensation, employee benefits operations and support personnel associated with the delivery of our products to our customers.

Accounts Receivable
Customers of the Company pay at the time of ordering or purchasing so there are generally no accounts receivable. If the Company ever sells on account, trade receivables due from customers would be uncollateralized customer obligations due under normal trade terms requiring payment within 30 days from the invoice date.

The Company would estimate an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising
The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements
In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company was established in 2024. The Company's ability to continue may be dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 4 – EQUITY

The Company intends to issue 2,000,000 units of units (20 percent of the total available units) in a Crowdfunded Offering more in Note 8. The parent company, BILT Groupe GmbH, will retain ownership of the 80 percent of the Company's available membership units.

NOTE 5 – INCOME TAX PROVISION

The Company is not yet liable to file an income tax return for the periods ended December 31, 2024.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation.

NOTE 7 – RELATED PARTY TRANSACTIONS

As of December 31, 2024, the Company has not yet incurred any related party transactions other than the possibility of receiving an interest free revolving loans from an affiliate to fund its start-up costs in the future.

NOTE 8 – SUBSEQUENT EVENTS

Crowdfunded Offering
The Company plans to offer securities in an offering exempt from registration under Regulation CF. The Crowdfunded Offering is being made through a FINRA approved funding portal. The Company will issue up to 2,000,000 membership units in the offering.

Management's Evaluation
Management has evaluated subsequent events through March 31, 2025, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.